UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

American Superconductor Corporation

(Exact name of the registrant as specified in its charter)

Delaware	0-19672	04-2959321

(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

114 East Main Street, Ayer, Massachusetts	01432

(Address of principal executive offices)	(Zip code)

(978) 842-3000

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed and provide the period to which the information in this form applies:

☑	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2018.

Under the final rule, a company that uses any of the designated minerals is required to conduct a reasonable ‘country of origin’ inquiry that must be performed in good faith and be reasonably designed to determine whether any of its minerals originated in the covered countries or are from scrap or recycled sources.

Section 1 – Conflict Minerals Disclosure

ITEM 1.01 – Conflicts Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at http://ir.amsc.com/governance.cfm

ITEM 1.02 – Exhibit

Exhibit 1.01 – Conflict Minerals Report is attached per Section 1.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Item 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

American Superconductor Corporation
(Registrant)

/s/ John W. Kosiba, Jr.	May 30, 2019
By (Signature and Title)* John W. Kosiba, Jr., Senior Vice President and Chief Financial Officer	(Date)

*	Print name and title of the registrant’s signing executive officer under his or her signature.